Exhibit 99.1

Luxfer Announces Stock Repurchase Program

SALFORD, England—(BUSINESS WIRE)—Luxfer Group (NYSE:LXFR), a global materials technology company, today announced approval by its Board of Directors of a program to repurchase up to $10 million of its American Depositary Shares (“ADSs”).

The Board of Directors has resolved, effective June 4, 2015, to commence repurchasing ADSs from time-to-time over the next twelve months. As previously announced, Luxfer currently expects to make such repurchases primarily in order to satisfy obligations under Luxfer’s employee share programs, subject to applicable securities laws, regulatory considerations and other factors. Given the strong financial position of the Company and the Board’s confidence in the long-term prospects for the Company, the Board considers it an appropriate time to commence this repurchase program.  Luxfer is not obligated to repurchase any specific number of ADSs, and such repurchases, if any, may be suspended, terminated or modified at any time for any reason, including market conditions, the cost of repurchasing shares, the availability of alternative investment opportunities, liquidity, corporate, applicable securities laws, regulatory requirements or any other factor. These factors may also affect the timing and amount of share repurchases, if any. Shareholder approval for such repurchases (up to an aggregate of 2,700,000 ordinary shares or 2,700,000 ADSs) was received at Luxfer’s 2014 annual general meeting held on May 29, 2014, and remains valid for five years from that date.

ABOUT LUXFER GROUP

Luxfer is a global materials technology company specializing in the design and manufacture of high-performance materials, components and gas-containment devices for environmental, healthcare, protection and specialty end-markets. Luxfer customers include both end-users of its products and manufacturers that incorporate Luxfer products into finished goods. Luxfer Group is listed on the New York Stock Exchange, and its American Depositary Shares (ADSs) trade under the symbol “LXFR”. For more information, visit www.luxfer.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

(i) statements regarding Luxfer Group’s results of operations and financial condition, (ii) statements of plans, objectives or goals of the Group or its management, including those related to financing, products or services, (iii) statements of future economic performance and (iv) statements of assumptions underlying such statements. Words such as “believes”, “anticipates”, “expects”, “intends”, “forecasts” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. The Group cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to:(i) future revenues being lower than expected; (ii) increasing competitive pressures in the industry; (iii) general economic conditions or conditions affecting demand for the services offered by us in the markets in which we operate, both domestically and internationally, being less favorable than expected; (iv) the amount of indebtedness we have incurred and may incur and the obligations to service such indebtedness and to comply with the covenants contained therein; (v) fluctuations in the price of raw materials and utilities; (vi) currency fluctuations and hedging risks; and (vii) worldwide economic and business conditions and conditions in the industries in which we operate.

The Group cautions that the foregoing list of important factors is not exhaustive. These factors are more fully discussed in the sections “Forward-Looking Statements” and “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2014, filed with the U.S. Securities and Exchange Commission on March 19, 2015. When relying on forward-looking statements to make decisions with respect to the Group, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and the Group does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

CONTACT

Investor and news agency communications should initially be directed to Dan Stracner, Director of Investor Relations, U.S. telephone number: +1 951 341 2375; email: dan.stracner@luxfer.net.